UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number:  001-40712

Cardiol Therapeutics Inc.

(Name of registrant)

602-2265 Upper Middle Road East

Oakville, Ontario L6H 0G5

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: April 10, 2026	By:	/s/ Christopher Waddick
		Name:	Christopher Waddick
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Notice of Meeting and Record Date, dated April 10, 2026